[AirMedia Group Inc. Letterhead]

November 9, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Accountant Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”)
Filed April 30, 2012 (File No. 001-33765)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 11, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the 2011 20-F. The Staff’s comments are repeated in bold below and each comment is followed by the Company’s response thereto.

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Form 20-F for the year ended December 31, 2011

General

1.	We note that you announced a change in CFO from Ms. Ping Sun to Mr. Henry Ho earlier this month. Please tell us more about Mr. Ho’s specific educational or professional experience working with U.S. GAAP.

The Company respectfully submits that Mr. Ho has extensive professional experience in finance and has also developed strong leadership skills through his past work experiences. Mr. Ho’s educational background and professional experiences are set forth in detail below:

Education:

•	Higher diploma in accounting from Hong Kong Polytechnic University in 1978

•	Master’s degree in accounting and finance at the University of Lancaster in the United Kingdom in 1981

Professional Experience:

•	Experience with respect to accounting, auditing and taxation:

•	Worked as audit clerk at KPMG Hong Kong from 1978 to 1979

•	Worked as accountant at Ernst & Young Hong Kong from 1982 to 1983

•	Experience reviewing and analyzing the U.S. GAAP financial statements of U.S.-listed companies:

•	Worked as research analyst at Merrill Lynch Asia, covering Ctrip.com International, Ltd., which was listed on the NASDAQ Global Market in 2003, during its initial public offering.

•	Worked as research analyst at Lehman Brothers Asia, covering AirMedia Group Inc. in 2007, during its initial public offering.

•

Worked as supervisor of research analysts with a focus on U.S.-listed companies with primary operations in China, headed the China equity research teams at Morgan Stanley Asia from December 2000 through 2002, at Merrill Lynch from 2003 through 2004, at UBS from 2004 through 2007, and at Lehman Brothers from 2007 through 2008.

•	Leadership experience:

•	Developed practical leadership skills while serving as head of research teams at several investment banks, as described above.

•	Headed the China team equity team at Morgan Stanley Asia from December 2000 through 2002, rebuilding the team from scratch.

•

Led UBS’s China equity research team, ranked consistently No. 1 by the Journal of Institutional Investors, from 2004 to 2005, and helped built UBS’s A-share analyst team in Shanghai during 2006 and 2007.

•

Worked as executive committee member of the Leadership Training Association, a non-profit organization providing social services in Hong Kong, from 1996 to 1997, and served as the chairman of the association in 1997 and 1998. Acted as the association’s advisor since 1999.

A key part of Mr. Ho’s work in preparing research reports for Ctrip.com International, Ltd. and AirMedia Group Inc. was to review and provide in-depth analysis of their financial statements prepared in accordance with U.S. GAAP; such skills are essential to the production of accurate research recommendations. In addition, application of Mr. Ho’s detailed understanding of U.S. GAAP was also key to his leadership role in evaluating the quality of research reports being produced by various China analyst teams he supervised at Morgan Stanley Asia, Merrill Lynch Asia and UBS. Thus, through his past work experience, Mr. Ho acquired a deep understanding of U.S. GAAP, including the application of different accounting policies and their potential implications. The Company believes that Mr. Ho’s past work experience, particularly his experience in reviewing and analyzing the U.S. GAAP financial statements of U.S.-listed companies, will help him lead the Company’s accounting and financial reporting department in carrying out key procedures to comply with U.S. GAAP and SEC reporting standards.

As disclosed in Item 15 of our 2011 20-F, the Company’s management identified a material weakness related to the lack of accounting personnel with sufficient knowledge of U.S. GAAP. The Company’s remediation plan focused on hiring additional individuals with U.S. GAAP experience to improve the Company’s controls in addressing U.S. GAAP matters. The plan included the hiring of Mr. Ho as well as the hiring of two new individuals for the position of financial controller and financial reporting director. A brief summary of the background of the new financial controller and financial reporting director is set forth below:

•

The Company’s new financial controller has 5 years’ external audit experiences in one of the Big Four public accounting firm and nearly another 5 years of U.S. GAAP reporting experiences in public companies listed on the Nasdaq and NYSE.

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The Company’s new financial reporting director, who is a U.S. Certified Public Accountant (“CPA”), has over five years of external auditing experience reviewing financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting in a PCAOB registered public accounting firm.

Management will perform its annual assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and report its conclusion in the annual report on Form 20-F for fiscal year 2012.

Risk Factors, page 7

2.	Please include a risk factor with the names and titles of your officers and directors who are shareholders in the VIE and discuss how their fiduciary duties to the listed company, Airmedia Group, Inc., may conflict with these individuals’ respective roles in the VIE, including as majority shareholders and any officer and director or other leadership roles they have in the VIE, listing same. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations. Disclose how the interests of the listed company officers and directors may not be aligned with the unaffiliated public security holders of the listed company due to these individuals’ holdings of the VIE. Explain whether or not a separate fiduciary without these potential conflicts serves as the fiduciary of the public unaffiliated security holders of the listco. State whether or not this fiduciary is considered wholly independent of the company officers and directors with holdings at the VIE and its operations and the factors by which you have determined such fiduciary to be independent; include a discussion of factors that may contraindicate any such independence. Finally, discuss whether there would be any effective way for any independent directors or the other shareholders of your company to prevent the parties with dual roles from making decisions on behalf of your company that may favor themselves as shareholders of the VIE.

In response to the Staff’s comment, the Company proposes to add the below risk factor in all of its future Form 20-F filings:

“Because some of the shareholders of our VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of our VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain of our directors and officers are shareholders in the VIEs, AM Advertising, Shengshi Lianhe, AirMedia UC, and AM Yuehang; these include Mr. Herman Man Guo, our chairman and chief executive officer, Mr. James Zhonghua Feng, our director and president, and Mr. Qing Xu, our director and executive president. Mr. Guo and Mr. Xu are each a director of AirMedia UC, Shengshi Lianhe and AM Advertising, and Mr. Guo is the legal representative of each of Shengshi Lianhe and AirMedia UC. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary—one without potential conflicts of interest—to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the shareholders of the VIEs has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

If advertising registration certificates are not obtained for our airport advertising; page 13

3.	We note your disclosure on page 13 that applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” Expand your disclosure here and in your risk factors to clarify the scope of your liability with respect to a failure to comply with applicable laws or regulations and how these rules do or do not apply to you and your operations. We note your disclosure that you intend to register with the relevant local SAIC offices if you are required to do so. Please advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s future Form 20-F filings, it will revise the relevant risk factor currently on page 13 of the 2011 Form 20-F as follows (revised portions are in italics):

“If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” According to the Outdoor Advertising Registration Administrative Regulations, or the Outdoor Regulations, which was issued by the SAIC and became effective on July 1, 2006, if we fail to comply with such requirements, we may be ordered by the local SAIC office to (1) forfeit the relevant advertising income, (2) pay an administrative fines of up to RMB 30,000 and (3) register the advertisements within a set period. If we fail to register these advertisements within the required timeframe, the relevant local SAIC office may require us to discontinue the relevant advertisements where the required advertising registration has not been obtained. We understand that these Outdoor Regulations apply to our operations, and intend to register with the relevant local SAIC offices if requested by the local SAIC offices or any specific airport authorities; so far we have registered and received outdoor advertising licenses for our advertisements in Beijing Capital Airport, Shanghai Pudong Airport and Shanghai Hongqiao Airport, and our registrations have been approved by the SAIC offices in four other cities and provinces where we have operations for our advertisements in the airports of those regions. However, we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If we are found to be in violation of the Outdoor Regulations, we may be subject to any or all of the penalties set forth above, including forfeiture of relevant income and the payment of administrative fines.”

Risks Related to our Corporate Structure, page 19

If the PRC government finds that the agreements that establish the structure for..., page 19

4.	Please revise your risk factor to clarify what PRC regulations prohibiting foreign investment in the advertising services industry do or do not apply to you currently. We note the PRC’s permission of such operations by foreign entities that have at least three years of direct operations in the advertising industry outside of China and your disclosure that your wholly owned Hong Kong subsidiary, AM China, the 100% shareholder of AM Technology and Xi’an AM, meets that requirement. Please reconcile your disclosure on this issue throughout your document. We note your disclosure on page 86.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s future Form 20-F filings, it will disclose the revised risk factor as follows (revised portions are in italics):

“If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.

Substantially all of our operations are conducted through contractual arrangements with our consolidated variable interest entities, or VIEs, in China: AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008, currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities, these regulations also require any foreign entities that establish a wholly owned advertising company must have at least three years of direct operations in the advertising industry outside of China. In addition, the Foreign Investment Industrial Guidance Catalogue, which became effective on December 24, 2011, stated that non-advertising television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary AM China, the 100% shareholder of AM Technology and Xi’an AM, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. We are in the process of establishing a wholly-owned subsidiary of AM China to provide advertising services in China directly, as AM China has operated outside of China for more than three years and is now qualified to directly invest in advertising business in China. However, the establishment of this subsidiary is subject to review and approval by SAIC or its authorized local branch, and we can make no assurance as to the specific time when this wholly-owned subsidiary will be established. Once this subsidiary commences operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce our reliance on the current VIE structure. Our advertising business is currently primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these variable interest entities pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our variable interest entities and each of their shareholders that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

We believe that the VIE arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.”

The Company will also revise descriptions of non-advertising content in various parts of its future Form 20-F filings to reflect the fact that the Company now produces non-advertising content through some of the Company’s VIEs, as follows (revised portions are shown in italics):

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On page 39, relevant disclosures under “ITEM 4. Information on the Company—Business Overview—Programming” will be revised to read: “We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by our VIEs in China or provided by third-party content providers…A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies.”

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On page 50, relevant disclosures under “ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Important Factors Affecting our Results of Operations—Pricing” will be revised to read: “We did not directly generate revenues from non-advertising content, but we either generated such content through our VIEs or obtained such content from third party content providers.”

•

On page 53, relevant disclosures under “ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Others” will be revised to read: “We produced some of the non-advertising content shown on our network through our VIEs. The majority of the non-advertising content broadcast on our network was provided by third-party content providers…”

In addition to the above, the Company will also include the following language on page 86 of its future Form 20-F filings (revised portions are shown in italics): “Since the beginning of 2012, AM China has been in operation for more than three years, and as a result, AM China is now allowed to directly invest in advertising business in China.”

5.	Please explain the impact of the scope of the business licenses of each of Shenzhen AM, AM Technology and Xi’an AM, including the development of electronic, computer and media-related technologies and products, but not including advertising “due to certain restrictions on foreign ownership of advertising enterprises under PRC law,” as stated on page 42.

In response to the Staff’s comment, the Company respectfully advises the Staff that none of Shenzhen AM, AM Technology or Xi’an AM conducts advertising activities; therefore, there is no impact on any of these entities for lacking “advertising” in the scope of its business licenses. Instead, the Company depends on its VIEs, controlled through AM Technology, to operate the advertising business in China, and each of the VIEs has “advertising” in the scope of its business licenses and provides advertising services.

6.	Please revise your risk factor to clarify what PRC regulations prohibit foreign investment in the production and operation of any non-advertising television program content, how such prohibition applies to you and your operations and your potential liability for same.

The Company respectfully advises the Staff that the Foreign Investment Industrial Guidance Catalogue, which became effective on December 24, 2011, prohibits foreign investment in the production and operation of any non-advertising television program content. Specifically, the catalogue states that non-advertising television program production and operation companies fall into the category of a prohibited foreign investment industry. This prohibition applies to the Company’s operations, but the Company does not believe the prohibition poses potential liability for the Company, because all of its non-advertising television programs are produced by the Company’s VIEs, which are domestic companies in China.

In response to the Staff’s comment, in the Company’s future Form 20-F filings, the Company will disclose the revised risk factor as requested by the Staff. Please see the revised risk factor as presented in response to Staff comment #4 above.

“Restrictions on currency exchange may limit our ability to receive and use our...,” page 22

7.	Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations affect your ability to finance your PRC subsidiaries. Include discussion of how Circular 45 operates in conjunction with existing Circular 142.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the Company’s future Form 20-F filings, it will revise the risk factor as follows (revised portions are in italics):

“Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, AM Technology, Shenzhen AM and Xi’an AM are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved by or registered with certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our subsidiaries in China to exchange the foreign currencies obtained through debt or equity financing, and could affect our business and financial condition.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as AM Technology, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.”

Organizational Structure, page 47

Shareholding Structure, page 47

8.	Revise your organizational chart to clearly reflect shareholder and entity names and percentage ownership. Include the officers and directors present at each entity, noting any relationships between and among the individuals at the various entities.

In response to the Staff’s comment, the Company has revised its organizational chart to more clearly reflect shareholder and entity names and percentage ownership, including the officers and directors present at each entity and noting any relationships between and among the individuals at the various entities, and hereby attaches the revised chart herein as Annex A. The Company undertakes to include this organizational chart, as amended and updated from time to time, in all of its future Form 20-F filings.

Management’s Discussion and Analysis, page 48

9.	Please expand the discussion of revenues on page 51 to separately quantify the changes in revenues due to changes in price vs. volume pursuant to Financial Reporting Codification section 501.04.

In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to Financial Reporting Codification section 501.04, the Company proposes to expand the discussion of major revenue line items on page 51 of the 2011 20-F as follows in all of its future Form 20-F filings (revised portions are in italics):

“Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 43.4%, 47.9% and 45.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. During the three years ended December 31, 2011, we expanded the number of digital frames in our network. We operated a total of 3,056 digital frames in 31 airports, 3,466 digital frames in 34 airports, and 3,092 digital frames in 34 airports as of December 31, 2009, 2010, and 2011, respectively.

Revenues from digital frames in airports for fiscal year 2011 increased by 11.8% to $126.5 million in 2011 from $113.2 million in 2010 due to an increase in the average selling price of digital frames in airports by 13.0% to $2,727 in 2011 from $2,414 in 2010, offset in part by a 1.0% decrease in the number of digital frames advertising time slots sold to 46,399 in 2011 from 46,887 in 2010.

Revenues from digital frames in airports for fiscal year 2010 increased by 70.8% from $66.3 million in 2009 to $113.2 million in 2010 due to a 73.8% increase in the number of digital frames advertising time slots sold from 26,983 in 2009 to 46,887 in 2010, offset in part by a 1.7% decrease in the average selling price of digital frames in airports by from $2,455 in 2009 to $2,414 in 2010.

Revenues from our digital TV screens in airports accounted for 24.4%, 12.2% and 7.9% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We operated 2,231 digital TV screens in 40 airports, 2,215 digital TV screens in 38 airports, and 2,104 digital TV screens in 36 airports as of December 31, 2009, 2010 and 2011, respectively. In 2009, we replaced a number of less profitable digital TV screens in certain airports with more profitable digital frames and terminated operations of digital TV screens in certain airports whose operations were not sufficiently profitable. After we became the operator of CCTV’s Air Channel, we shortened advertising time within each one-hour program to 20 minutes from 25 minutes to better attract air travelers’ attention.

Revenues from digital TV screens in airports for fiscal year 2011 decreased by 24.1% to $21.9 million in 2011 from $28.9 million in 2010 due to a 44.9% decrease in the number of digital TV advertising time slots sold to 14,439 in 2011 from 26,216 in 2010, offset in part by a 37.7% increase in the average selling price of digital TV screens in airports to $1,519 in 2011 from $1,103 in 2010.

Revenues from digital TV screens in airports for fiscal year 2010 decreased by 22.4% to $28.9 million in 2010 from $37.3 million in 2009 due to a 29.2% decrease in average selling price of digital TV screens in airports to $1,103 in 2010 from $1,558 in 2009, offset in part by a 9.6% increase in the number of time slots sold in 2010 to 26,216 time slots from 23,911 time slots in 2009.

Revenues from our digital TV screens on airplanes accounted for 11.2%, 11.7% and 9.6% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our network operating digital TV screens consisted of nine airlines as of December 31, 2009, 2010 and 2011.

Revenues from digital TV screens on airplanes decreased by 3.0% to $26.7 million in 2011 from $27.6 million in 2010 due to a decrease in the number of time slots sold by 25.5% to 896 in 2011 from 1,203 in 2010, offset in part by a 30.2% increase in the average selling price of digital TV screens on airplanes to US$29,837 in 2011 from 22,913 in 2010.

Revenues from digital TV screens on airplanes increased by 61.4% to $27.6 million in 2010 from $17.1 million in 2009 primarily due to increases in both the number of time slots sold by 43.6% to 1,203 time slots in 2010 from 838 time slots in 2009 and the average selling price of digital TV screens on airplanes by 12.4% to $22,913 in 2010 from $20,384 in 2009.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 17.8%, 20.5% and 26.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We have offered light box displays since the commencement of our operations.

Revenues from traditional media in airports increased by 51.9% to $73.5 million in 2011 from $48.4 million in 2010. The increase was primarily due to increases in both the number of locations sold by 39.6% to 2,559 locations in 2011 from 1,833 in 2010 and the average selling price of traditional media in airports by 8.8% to $28,736 in 2011 from $26,415 in 2010.

Revenues from traditional media in airports increased by 78.1% to $48.4 million in 2010 from $27.2 million in 2009. The increase was primarily due to increases in both the number of locations sold by 44.2% to 1,833 locations in 2010 from 1,271 in 2009 and the average selling price of traditional media in airports by 23.5% to $26,415 in 2010 from $21,394 in 2009.

Other revenues in air travel, mainly generated from shuttle bus displays and equipment logos displayed on advertising equipment such as digital TV screens, accounted for 3.1%, 1.7% and 2.4% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.”

10.	We note on page F-2 that your accounts receivable balance has increased by 50% during 2011 and that your allowance for doubtful accounts has declined from $17 million to $3 million. Please expand the discussion of Liquidity beginning on page 69 to explain the reasons for the increase in accounts receivable in excess of the increase in revenues from period to period and also address the reasons you believe that the $3 million allowance for doubtful accounts is reasonable as of December 31, 2011.

In response to the Staff’s comment, the Company will add a disclosure similar to the following disclosure on page 71 to explain the reasons for the increase in accounts receivable in excess of the increase in revenues from period to period for the periods presented, immediately following “ITEM 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Accounts Receivable,” in future Form 20-F filings:

“Accounts Receivable

Our gross accounts receivable balance increased by $16.0 million, or approximately 20.0%, from $80.1 million to $96.1 million as of December 31, 2010 and 2011, respectively. Our allowance for doubtful accounts declined from $17.6 million to $3.3 million as of December 31, 2010 and 2011, respectively. The net effect of these changes resulted in an increase of net accounts receivable of $30.3 million, or approximately 48.6%, from $62.5 million to $92.8 million as of the year ended December 31, 2010 and 2011, respectively. Our revenues increased by $41.4 million, or approximately 17.5%, from $236.5 million to $277.8 million. In general, our accounts receivable increased as a direct result of the increase in our revenues. However, the reasons for the rate of increase for net accounts receivables (48.6%) exceeding the rate of increase for net revenues (17.4%) are set forth below.

Our revenues have fluctuated and may continue to fluctuate significantly from period to period, primarily due to the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel and advertising spending in China generally tend to increase during the second half of the year and tend to decrease during the first quarter of each year. Additionally, as a result of the earthquakes and tsunamis Japan experienced in the first quarter of 2011, many of our major automobile manufacturer customers temporarily suspended their advertising activities until the latter half of 2011. Revenues recognized during the third and fourth quarters increased by $26.5 million, or approximately 20.2%, to $157.9 million from $131.4 million of fiscal years 2011 and 2010, respectively. The average credit term we provide to our digital media customers is approximately six months. The credit terms we provide to our traditional media and other customers range from six to twelve months. In other words, as of December 31, 2011, the accounts receivable balance consists mainly of sales recognized in the second half of 2011. As of December 31, 2011, our net accounts receivable balance aged less than and greater than six months was $79.4 million and $13.4 million, respectively.

To the extent we need to translate our Renminbi assets and liabilities into US dollars, depreciation of the Renminbi against the U.S. dollar would have an impact on our financial statements. The spot rate decreased from 6.6 to 6.29 Renminbi against 1 U.S. dollar, or depreciation of approximately a 4.7%, from December 31, 2010 to 2011, respectively. This 4.7% strengthening of the Renminbi contributed to a $4.4 million increase in the value of our accounts receivable as of December 31, 2011.”

In addition, the Company will add the following disclosure to explain why it believes that the $3.3 million balance in allowance for doubtful accounts as of December 31, 2011 was reasonable in “ITEM 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Allowance for Doubtful Accounts,” in future Form 20-F filings:

“Allowance for Doubtful Accounts

Our policy for the allowance for doubtful accounts is discussed in our Critical Accounting Policies on page 58.

Our allowance for doubtful accounts declined from $17.6 million to $3.3 million as of December 31, 2010 and 2011, respectively, as we wrote off approximately $17.3 million in accounts receivables during 2011. In 2009, at the beginning of the global economic recession, many of our multinational corporation clients reduced their advertising budgets, which negatively impacted our business. In response, we provided services to some new and relatively small domestic advertising agencies and clients in 2009. All sales to these clients met the criteria for revenue recognition. The overall decline in the economy led to the creation of certain doubtful accounts for these new clients. Of the $14.8 million balance of allowance for doubtful accounts as of December 31, 2009, a $13.3 million provision was recorded during the same year. We had been continually making efforts to collect accounts receivable associated with these doubtful accounts, but some of these clients, heavily impacted by the economic downturn in 2009, only made partial payments to us in 2010 while others did not make payment at all. In 2011, we wrote off the doubtful accounts which we believed would be unlikely to be settled.

Since June 1, 2010, we adopted a stricter credit policy with enhanced procedures designed to ensure more thorough background checks and credit reviews are performed before accepting new customers. This includes requiring advance payments from certain customers. We expect that the enhanced credit policy and procedures will help us mitigate risks associated with bad debts in the future.”

The Company also submits the following additional information on its credit policy for the Staff’s reference. Before signing a sale contract, the Company’s sales, legal, and finance departments as well as senior management must review and approve the contract’s terms. For each new customer, the Company’s legal department conducts a background check including review of business license, legal representative, registered capital, among others, and for unusual customers, the legal department would perform further investigation based on its judgment. The Company’s finance department would check the financial related conditions, including credit term, for each new customer. According to the Company’s credit policy, the Company has five categories of credit levels and rates each customer before signing the relevant sale contract; each sale contract defines the collection period for a customer that may, for example, range from 90 days after service provided to 100% advance payment from the customer.

Item 15. Controls and Procedures, page 100

11.	We note that during 2011 you experienced significant turnover in financial personnel (i.e. CFO, Controller, financial reporting director and other key positions within the accounting and financial reporting department). Please tell us the reasons for this turnover in financial personnel at multiple levels within your financial organization during the period.

The Company supplementally advises the Staff that three former key finance personnel left the Company in 2011 for personal reasons. In February 2011, Mr. Xiaoya Zhang, former president, acting chief financial officer and director of the Company resigned to pursue another start-up entrepreneurial opportunity unrelated to the air travel industry. The Company’s former vice president of finance and former financial reporting director also left the Company subsequently for personal reasons and based on the Company’s knowledge, they joined Mr. Zhang in the same start-up venture. Their departures were not due to any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

Please see the Company’s response to comment #1 above for the qualifications of the members of the Company’s current core finance team.

Financial Statements

Balance Sheets, page F-2

12.	Refer to your disclosure of the Call option agreement on page F-8. We note that AM Technology will act as guarantor of VIEs in all operation related contracts. Tell us the basis for your belief that the operating liabilities of the VIE are without recourse to the registrant, as disclosed on the face of the balance sheets on page F-2.

The Company respectfully advises the Staff that under the call option agreements signed by and among AM Technology, each of the VIEs and the VIE’s shareholders, AM Technology agrees to be the VIEs’ performance guarantor for any business related agreements entered into by the VIEs, or for the VIEs’ transactions with any other third parties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements.

Based on the advice of the Company’s PRC counsel, under section 13 of the Laws Governing Guarantees of the People’s Republic of China, adopted at the 14th meeting of the Standing Committee of the Eighth National People’s Congress on June 30, 1995, to provide effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. Accordingly, the Company has disclosed all liabilities related to the VIEs as non-recourse in accordance with ASC 810. The Company respectfully advises the Staff that, at the inception of its contractual arrangements with its VIEs, the absence of the written guarantee agreement did not obviate the Company’s conclusion that it is the primary beneficiary of the VIEs and in turn should consolidate the VIEs given the existence of the other contractual arrangements discussed in Footnote 1 to the Company’s 2011 consolidated financial statements as included in the 2011 Form 20-F. The Company’s conclusion that it is the primary beneficiary has been continually reassessed, as required, since inception without change. The Company further respectfully advises the Staff that the presence of the written guarantee agreements would provide additional qualitative evidence that the Company is the primary beneficiary of the VIEs. The Company proposes to clarify this in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to the Staff’s comment, the Company hereby confirms that those who are responsible for the accuracy and adequacy of the disclosure in the filing are aware of their responsibilities in connection with the filing, including the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules. In addition, the Company respectfully submits that the Company and its management understand that they are responsible for the accuracy and adequacy of the disclosures they have made, and that they have always prioritized the adequacy and accuracy of all of the Company’s public disclosures.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Staff’s comment, the Company has signed a written statement acknowledging the above, attached herein as Annex B.

*            *             *

If you have any additional questions or comments regarding the 2011 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Yan Wang, Deloitte Touche Tohmatsu CPA Ltd., Beijing

Annex A

Organizational Chart

Offshore

VIE

Onshore

Equity Interest

Contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(1)	Wealthy Environment Limited is 100% owned by Mr. Herman Man Guo, our chairman and chief executive officer.
(2)	Mambo Fiesta Limited is 100% owned by Mr. Qing Xu, our director and executive president.
(3)	Beijing Shengshi Lianhe Advertising Co., Ltd. is 79.86% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 11.94% owned by Mr. Qing Xu, our director and executive president, and 8.20% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd.
(4)	Beijing AirMedia UC Advertising Co., Ltd. is 98.75% owned by AirMedia Group Co., Ltd., 1.035% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.215% owned by Mr. Qing Xu, our director and executive president.
(5)	Beijing Yuehang Digital Media Advertising Co., Ltd. is 80% owned by Mr. James Zhonghua Feng, our president and director, and 20% owned by Mr. Tao Hong, senior administrative director of AirMedia Group Co., Ltd.
(6)	AirMedia Group Co., Ltd. is 2.833% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.241% owned by Mr. Qing Xu, our director, 0.166% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd., and 96.76% owned by Beijing Shengshi Lianhe Advertising Co., Ltd.
(7)	Beijing AirMedia Jinshi Advertising Co., Ltd. is 20% owned by Shanghai Zhongshi Bokai Advertising Co., Ltd.
(8)	Beijing Dongding Gongyi Advertising Co., Ltd. is 25% owned by Mr. Jin Li, director and deputy general manager of Beijing Dongding Gongyi Advertising Co., Ltd.
(9)	Beijing Eastern Media Co., Ltd. is 51% owned by Shanghai Eastern Media Co., Ltd.
(10)	AirTV United Media & Culture Co., Ltd. is 25% owned by AirTV Qiangshi Media Advertising Co., Ltd.
(11)	Flying Dragon Media Advertising Co., Ltd. is 16% owned by Ms. Mingfang Zhang, president of Flying Dragon Media Advertising Co., Ltd., and 4% owned by Mr. Hulin Zhang, general manager of Flying Dragon Media Advertising Co., Ltd.
(12)	Zhang Shang Tong Air Service (Beijing) Co., Ltd. is 80% owned by Beijing Zhang Shang Tong Network Technology Co., Ltd.
(13)	Beijing Galaxy Union Film & TV Corporation is 50% owned by Beijing Yongxin Shibo Digital Technology Co., Ltd.
(14)	Beijing Shibo Film Technology Co., Ltd. is 50% owned by Beijing Yongxin Shibo Digital Technology Co., Ltd.
(15)	Guangxi Dingyuan Media Co., Ltd. is 20% owned by Guangxi Air Industry Development Co., Ltd. and 40% owned by Beijing Yashi Advertising Co., Ltd.

Annex B

ACKNOWLEDGMENT

The undersigned, AirMedia Group Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F filings (the “Filings”);

•

Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

IN WITNESS WHEREOF, this acknowledgment is signed as of November 9, 2012.

For and on behalf of AirMedia Group Inc.

By:	/s/ Herman Man Guo
Authorized Signature
Name:	Herman Man Guo
Capacity:	Chairman and Chief Executive Officer

Address:	17/F Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027

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